Mail Stop 4561

November 13, 2009

Marc H. Bell, Chief Executive Officer
FriendFinder Networks Inc.
6800 Broken Sound Parkway
Boca Raton, FL 33487

> **Re:** **FriendFinder Networks Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 13, 2009**
> **File No. 333-156414**

Dear Mr. Bell:

We have reviewed the above-captioned filing and your response letter, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated June 3, 2009.

General

1.   Update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Prospectus Summary, page 1

The Offering, page 4

2.   We note your disclosure on page 4, under the subcaption "use of proceeds," that you will use the proceeds from the offering to pay "certain waiver fees." Please revise to specifically quantify the amount of proceeds that will be used to pay waiver fees, or add a range of possible amounts that will be used to pay waiver fees.

Risk Factors, page 13

3.   Please revise so that each risk factor contains a concise, meaningful description of the risk that is posed to investors. Several risk factors appear to include excessive detail that may obscure the actual risk. For example, but without limitation, see the risk factor on pages 33-34 regarding the risk posed by shares underlying warrants and convertible notes. Consider removing the detailed list of stock underlying warrants and convertible securities, and disclosing the aggregate

amount of underlying shares available for future sale as well as the potential impact on investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Internet Segment Historical Operating Data, page 63

4.   We note your response to prior comment 6. Please add disclosure similar to your response, either preceding or following the table on page 63.

Financing Activities, page 82

Waivers and Amendments Related to Certain Debt, page 87

5.   Please revise to include additional disclosure regarding the material terms of the amended indenture covenants, including, without limitation, quantifying the changes in ratios and the amounts of limited/permitted payments. In addition, quantify the amounts of waiver fees paid to each series of noteholders. Discuss any actual or anticipated impact of the waivers and amendments on your liquidity and capital resources.

Contractual Obligations, page 88

6.   Due to the large dollar amount of indebtedness due within the 1-3 year period, additional detail may be helpful for a potential investor to fully understand the leveraged condition of the Company at the effective date, and post-offering. Please consider revising to include a footnote that provides updated disclosure concerning the portion of the debt in the 1-3 years column that will be due within one year from September 30, 2009 (or a more recent date), as well as the portion of such debt that would be repaid with proceeds from the offering.

Underwriting, page 168

7.   We note your response to prior comment 9, which states that RenCap Securities, Inc. is a broker-dealer registered with FINRA that "may participate in firm commitment underwritings subject to the limitations set forth in its FINRA membership application." In your response letter, please include a detailed description of any such limitations that could impact your offering as currently structured.

Consolidated Balance Sheets, page F-3

8.   We do not believe your pro forma disclosure on the face of the December 31,
        2008 audited balance sheet is appropriate. Further, the effects of the waiver and
        reclassification of your debt agreements is already reflected in the June 30, 2009
        balance sheet. Therefore, please revise to remove the pro forma information from
        the face of the historical consolidated balance sheets.

Notes to Consolidated Financial Statements

Note B — Summary of Significant Accounting Policies

24. Per Share Data, page F-12

9.   Revise to include a reconciliation of the numerators and denominators for both
        basic and diluted per-share computations for each period presented. In this
        regard, you should quantify the weighted average number of shares included in
        your computations for (a) outstanding common stock, (b) Series B common stock,
        and (c) shares underlying common stock purchase warrants. We refer you to
        paragraph 40(a) of SFAS 128.

Note H – Intangible Assets, page F-19

10.   We note that amortization of intangible assets and software acquired from
        Various has been classified in a separate expense category in your statements of
        operations. Tell us how you considered including the amortization of certain
        acquired intangible assets and software (e.g. service and studio contracts) as a cost
        of revenue. We refer you, by analogy, to FASB Staff Implementation Guide,
        SFAS 86, Question 17.

Note J – Long-term Debt, page F-21

11.   We note your revised disclosure on page F-22 with regards to the First Lien
        Notes, which define a change of control to include the issuance of voting capital
        stock where the stockholders of the issuer prior to such issuance no longer hold a
        majority voting power of the issuer after such issuance. Please clarify in your
        disclosure whether this offering will trigger a change in control such that the
        holders of the Notes will have the option of requiring payment in full.

12.   We note the various changes made to the First and Second Lien Note agreements,
        the Senior Secured Notes and the Convertible Notes as discussed in Notes S(5)
        and S(6). For each of these Notes tell us how you considered EITF 96-19 in
        determining whether these changes resulted in a modification or extinguishment

of the existing debt. To the extent that these changes result in an extinguishment of debt, tell us and disclose the amount of such gain or loss.

Note K – Stockholders' Equity, page F-26

13.   We note your response to prior comment 11. Please provide and/or explain the following with regards to Exhibits 10.19 and 10.20:

- Revise to include all exhibits and schedules in their entirety. At a minimum, we note that Exhibit A to Exhibit 10.19 and Exhibit A to the escrow agreement referred to in Exhibit 10.20 have not been filed. In addition, Exhibit 10.19 refers to Schedule B-1, and the Schedule A to Escrow Agreement included in Exhibit 10.20 does not include escrow payments from Messrs. Bell and Stanton;
- Please provide the Securities Purchase Agreement that includes signatures for the $275,507 and $695,842 investments; and
- Tell us whether there were any changes and/or waivers made to these Agreements. For instance, pursuant to Section 2.2 of Exhibit 10.19, the Company may draw down funds at anytime through September 30, 2007, and Exhibit 10.20 indicates that the Securities Purchase Agreement shall provide for sales of Series B preferred stock through September 30, 2007. Based on your response to comment 22 in your letter dated May 18, 2009, it appears that the Company sold shares or drew down funds in October and November 2007. To the extent that the terms and conditions of these agreements were changed and/or waived, please file copies of all revised agreements with your next amendment.

14.   We note that paragraph 5.1 (e) of the Securities Purchase Agreement indicates that the Investors were not obligated to purchase the preferred stock until Penthouse Media Group, Inc. delivered the preferred shares to the escrow agent. Your response to comment 22 in your letter dated May 18, 2009 suggests that delivery did not occur until December 6, 2007. In these circumstances, based on our understanding, it does not appear that a commitment date, as defined in EITF 00-27, Issue 4, occurred until December 6, 2007. If our understanding is correct, please revise your financial statements accordingly.

15.   We note that you changed your classification of the Series A and Series B Preferred Stock from permanent equity to mezzanine equity because the Company could be required to redeem these securities upon a change of control or qualified IPO. Please tell us the circumstances that led to your change in classification, the accounting literature you considered, and provide us with references to terms in the preferred stock agreements that support your change in classification. In this regard, based on your previous disclosures and per review of Exhibits 4.5 and 4.7,

it appears that redemption was only required in ordinary liquidity events (see paragraph 5 of EITF Topic D-98).

Interim Financial Statements – For the Six Months Ended June 30, 2009

Note G – VAT Liabilities, page F-46

16.   You disclose in the first paragraph that the aggregate VAT liability included in accrued expenses and other liabilities amounted to $45.4 million as of June 30, 2009. We note that the VAT liability was eliminated as a result of the United Kingdom taxing authority's notification that that the Company's internet services were not subject to VAT. Please revise to disclose to which countries in the European Union the remaining accrual relates.

Exhibit Index, page II-9

17.   Your response to prior comment 10 states that you have provided the Limited Waiver for Series B Convertible Preferred Stock dated December 6, 2007 between you and the investors named thereon as Exhibit 1 to your Supplemental Response Letter, pursuant to Rule 418(b) of the Securities Act, and you have requested return of Exhibit 1 promptly following the completion of the Staff's review thereof. It does not appear that you have filed the waiver as an exhibit to your registration statement. Item 601(b)(10)(ii)(A) of Regulation S-K requires registrants to file any contract to which directors, officers, promoters, or security holders named in the registration statement are parties, other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price. Please provide us with your analysis as to how you determined not to file this agreement.

18.   We note your statements in the second sentence that the representations and warranties "have been made," and in the second bullet point that the representations and warranties "have been qualified." Please revise both statements to ensure that they reflect that the representations and warranties were made and qualified at the time of entry into the agreement.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly

Marc H. Bell
FriendFinder Networks Inc.
November 13, 2009
Page 6

facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Branch Chief – Accounting, at (202) 551-3499, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428 or me, at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 872-1002
        Bruce S. Mendelsohn, Esq.
        Alice Hsu, Esq.
        Akin Gump Strauss Hauer & Feld LLP